=====================================================================




                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                  FORM 11-K
                                ANNUAL REPORT


                         Pursuant to Section 15 (d)

                   of the Securities Exchange Act of 1934

                    for the year ended December 31, 1993

               AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
                          (Full title of the Plan)


                     AMERICAN HOME PRODUCTS CORPORATION
        (Name of Issuer of the securities held pursuant to the Plan)


                             Five Giralda Farms
                         Madison, New Jersey  07940
                   (Address of principal executive office)




=====================================================================

                                  SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   AMERICAN HOME PRODUCTS CORPORATION




                                   By:
                                        John R. Considine
                                        Vice President - Finance


Date June 23, 1994

                                  SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              AMERICAN HOME PRODUCTS CORPORATION
                              SAVINGS PLAN



                              By:
                                   Thomas M. Nee
                                   Chairman of the American Home
                                   Products Corporation Savings
                                   Plan Committee


Date:  June 23, 1994

                     AMERICAN HOME PRODUCTS CORPORATION

                                SAVINGS PLAN

                            FINANCIAL STATEMENTS

                      AS OF DECEMBER 31, 1993 AND 1992

           TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS









EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 045

                     AMERICAN HOME PRODUCTS CORPORATION
                                SAVINGS PLAN
                         DECEMBER 31, 1993 AND 1992

                                    INDEX




                                                            PAGE

Report of Independent Public Accountants                      6

Statement of Net Assets Available for
  Plan Benefits as of December 31, 1993                       7

Statement of Net Assets Available for
  Plan Benefits as of December 31, 1992                       8

Statement of Changes in Net Assets Available
  for Plan Benefits for the Year Ended
  December 31, 1993                                           9

Notes to Financial Statements as of
  December 31, 1993 and 1992                               10 - 13

Item 27a - Schedule of Assets Held for
  Investment Purposes - Combined Funds as of
  December 31, 1993                                          14

Item 27d - Schedule of Reportable Transactions -
  Combined Funds for the year ended December 31, 1993        15

Consent of Independent Public Accountants                    16

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the American Home Products Corporation Savings Plan as of December 31, 1993 and 1992, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the American Home Products Corporation Savings Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   ARTHUR ANDERSEN & CO.
New York, New York
June 23, 1994

                            American Home Products Corporation Savings Plan
                         Statement of Net Assets Available for Plan Benefits
                                           December 31, 1993


                                                                  Fidelity
                      Interest       AHPC Common  Fidelity        U.S. Equity
                      Income Fund    Stock Fund   Balanced Fund   Portfolio    Loan Fund  Total Funds

Plan Assets

Cash and Cash
 Equivalents         $2,690,635       $952,113    $        0     $        0    $      0    $3,642,748

Investments at
 Market Value                 0    139,518,120    37,570,982     24,316,654           0   201,405,756

Group Annuity and
 Other Investment
 Contracts, at
 Contract Value     291,781,015              0             0              0           0   291,781,015

Receivable from
 AHPC                 1,875,601      1,069,963       509,336        449,660           0     3,904,560

Loans to Plan
Participants                  0              0             0              0  22,667,682    22,667,682

Net Assets
 Available for
 Plan Benefits     $296,347,251   $141,540,196    $38,080,318   $24,766,314 $22,667,682  $523,401,761



The accompanying notes to financial statements are an integral part of this statement.

                             American Home Products Corporation Savings Plan
                         Statement of Net Assets Available for Plan Benefits
                                            December 31, 1992



                                                                     Fidelity
                         Interest       AHPC Common  Fidelity        U.S. Equity
                         Income Fund    Stock Fund   Balanced Fund   Portfolio    Loan Fund   Total

Funds
Plan Assets

Cash and Cash
 Equivalents            $  867,397      $1,153,226    $        0    $        0    $    0    $ 2,020,623

Investments at
 Market Value                    0     134,040,481     9,103,559    10,009,869         0    153,153,909

Group Annuity and
 Other Investment
 Contracts, at
 Contract Value        272,071,910               0             0             0         0    272,071,910

Receivable from
 AHPC                    1,756,442       1,187,768       191,851       232,127         0      3,368,188

Loans to Plan
Participants                     0               0             0             0   18,196,341  18,196,341

Net Assets
 Available for
 Plan Benefits        $274,695,749    $136,381,475      $9,295,410  $10,241,996 $18,196,341 $448,810,971


The accompanying notes to financial statements are an integral part of this statement.

                             American Home Products Corporation Savings Plan
                      Statement of Changes in Net Assets Available for Plan Benefits
                                   For the Year Ended December 31, 1993

                                                               Fidelity
                      Interest   AHPC Common     Fidelity     U.S. Equity
                    Income Fund   Stock Fund   Balanced Fund   Portfolio    Loan Fund     Total Funds

Additions:

 Participant
  Contributions    $25,891,189    $15,499,427   $5,815,269    $5,946,800       $      0   $53,152,685

 Employer
  Contributions      8,362,482      7,488,937    1,552,471     1,686,261              0    19,090,151

 Cash Dividend
  Income on
  Investments                0      5,998,882    2,413,174       778,532              0     9,190,588

 Interest on
  Group Annuity
  and Other
  Investment
  Contracts
  and Cash
  Equivalents       18,867,274         46,776             0            0               0   18,914,050

 Realized/Unrealized
  Gains (Losses)
  on Investments              0    (4,934,492)      576,553      821,886               0    (3,536,053)

   Total Additions   53,120,945    24,099,530    10,357,467    9,233,479               0    96,811,421

Deductions:

 Withdrawals        (15,273,926)   (5,796,434)   (1,700,286)    (813,745)              0   (23,584,391)

 Transfer (to)
 from Other Funds   (13,738,436)   (12,404,823)  20,039,091    6,104,168               0             0

 Loans Originated   (7,993,521)    (3,511,545)    (419,467)     (574,957)     12,499,490             0

 Loan Repayments      5,536,440      2,771,993      508,103      575,373      (8,028,149)    1,363,760

  Total Deductions  (31,469,443)   (18,940,809)  18,427,441    5,290,839       4,471,341   (22,220,631)

Net Additions        21,651,502      5,158,721   28,784,908   14,524,318       4,471,341    74,590,790

Net Assets
 Available for
 Plan Benefits:
  Beginning of
   the year         274,695,749    136,381,475    9,295,410   10,241,996      18,196,341   448,810,971

  End of the
   year            $296,347,251   $141,540,196  $38,080,318  $24,766,314     $22,667,682  $523,401,761




The accompanying notes to financial statements are an integral part of this statement.

                      AMERICAN HOME PRODUCTS CORPORATION
                                 SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 1993 AND 1992




NOTE 1 -  PLAN DESCRIPTION

The following description of the American Home Products Corporation Savings Plan (the "Plan") provides only general information.
Participants should refer to the Plan document for a more complete description of the Plan's provisions.

A.   General

The Plan, a defined contribution profit-sharing plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHPC" or the "Company") on February 28, 1985 and became effective on April 1, 1985. Full or part-time (U.S. paid) employees of the Company and its participating subsidiaries who are not subject to a collective bargaining agreement are eligible to participate in the Plan after age
21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code (the "Code").

B.   Contributions

A participant may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of the participant's compensation, as defined in the Plan. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. AHPC will contribute in cash to each participant's account an amount equal to 50% of the participant's contributions to the Plan, for contributions up to 6% of the participant's compensation. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.

C.   Vesting and Separation From Service

A participant is fully vested at all times in amounts in salary deferral and after-tax accounts. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined by the Plan. If a participant has less than five years of continuous service, such participant becomes vested in their matching contributions account according to the following vesting schedule:
                                               Vesting
             Years of Continuous Service      Percentage

                1 year completed                  0%
                2 years completed                25%
                3 years completed                50%
                4 years completed                75%

Regardless of the number of years of continuous service, a participant shall be fully vested and receive funds attributable to their matching contribution account upon reaching their 65th birthday or upon death, if earlier.

In the event a participant's employment with AHPC is terminated prior to full vesting, they shall receive the vested portion. The non-vested portion of such account is forfeited and becomes available to AHPC to satisfy future Company matching contributions.

D.   Withdrawals

A participant is entitled to withdraw all or any portion of their account attributable to after-tax contributions. A participant may make full or partial withdrawals of funds in any of their accounts on attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as defined in the Plan, and have no other funds readily available to meet that need. Participants are limited to one hardship and one non-hardship (e.g. after age 59 1/2 or from the participant's after-tax contribution account) withdrawal each year. A participant cannot make a hardship withdrawal of the earnings on their before-tax account balances which are credited on or after January 1, 1989.

E.   Loans

An employee who has participated in the Plan for at least one year and has a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. An employee may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence.

F.   Amendments to the Plan

There were two amendments to the Plan during 1993, regarding the eligibility requirements of employees and the addition of Intelligent Medical Systems, Inc. (acquired by the Company in 1992) employees to the Plan. The effect of these amendments on the net assets available for plan benefits was not material.


NOTE 2 - ACCOUNTING POLICIES

Investment Valuation

AHPC's common stock is recorded at fair market value at December 31. Units of participation in the Fidelity Balanced Fund and the Fidelity U.S. Equity Index Portfolio are recorded at their published net asset value at December 31. The group annuity and other contracts comprising the Interest Income Fund are recorded at contract value (cost plus accrued interest) based upon information supplied by the Trustee, which approximates fair value.

Administrative Costs

All costs and expenses of administering the Plan are paid by AHPC.

Loan Fund

Defaults on participants' loans during the year are treated as withdrawals and are fully taxable to participants.

Receivable from American Home Products Corporation

The receivable from AHPC at December 31, 1993 and 1992 represents contributions and loan repayments withheld from employees but not remitted to Fidelity until January 1994 and 1993, respectively.


NOTE 3 - INVESTMENTS

A participant can elect to have amounts credited to their account invested in any of four investment funds. Elections must be made in multiples of 25% in such a way that the combination of share percentages totals 100%. A participant may transfer all, or any part, of the value of their account invested in any of the investment funds to another fund in multiples of 25% or in an amount of at least $250.

The four investment options are:

A. AHPC Common Stock Fund - consists primarily of AHPC common stock. Purchases and sales of AHPC common stock are made in the open market. Participants have full voting rights for shares purchased at their direction under the Plan.

B. Interest Income Fund - consists primarily of group annuity contracts issued by major life insurance companies and other contracts which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund and its contracts are not guaranteed by the Company or any other institution. However, the AHPC Savings Plan Committee (the "Committee") has established guidelines that provide that contracts be placed with companies rated AA or higher by Moody's and Standard & Poors. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The overall annual return in the Fund was approximately 6.9% for 1993 and 7.5% for 1992.

C. Fidelity Balanced Fund - consists of units invested in a mutual fund managed by Fidelity Management & Research Company which is invested in high yielding securities, including common stocks, preferred stocks and bonds with at least 25% of the Fund's assets in fixed income senior securities.

D. Fidelity U.S. Equity Portfolio - consists of units invested in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the companies that make up the Standard & Poor's 500 Index.

NOTE 4 - MANAGEMENT OF THE PLAN

The Plan is administered by the Committee, which is appointed by the Board of Directors of AHPC. Effective April 1, 1992, Fidelity Management Trust Company was appointed by the Committee as Trustee and record keeper.

NOTE 5 - FEDERAL INCOME TAX STATUS

The Plan is designed to be a qualified profit-sharing plan under the provisions of Section 401(a) of the Code and the trust established under the Plan is intended to be exempt from federal income tax under the provisions of Section 501(a) of the Code. Therefore, no tax provision is recorded by the Plan. The Plan incorporates a "cash or deferred" arrangement on a salary deferral basis which is intended to satisfy additional qualification requirements under Section 401(k) of the Code. The Plan obtained its latest determination letter on April 19, 1990, which the Internal Revenue Service stated that the Plan, as then designed, met the applicable requirements of the Code. The Plan has been amended since receiving this determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan continues to be qualified and the related trust tax exempt as of December 31, 1993.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

                American Home Products Corporation Savings Plan
                                Combined Funds
                      Item 27a - Schedule of Assets Held
                            for Investment Purposes
                            as of December 31, 1993
                  Employer Identification Number - 13-2526821
                               Plan Number - 045


 Number of
 Shares or
 Par Value           Description              Cost         Market Value

2,154,720    American Home Products Corp.
             Common Stock                $157,422,270    $139,518,120

  N/A        Bankers Trust (Delaware)
           Contract 5.68% Due 9/15/95      10,810,443      10,810,443

  N/A        Metropolitan Life Insurance
           GAC 7.95% Due 7/15/95           20,590,352      20,590,352
           GAC 7.56% Due 1/15/95           17,250,874      17,250,874
           GAC 3.71% Due 1/15/95           20,154,765      20,154,765
           GAC 4.36% Due 9/15/96            5,062,354       5,062,354


  N/A        New York Life Insurance
           GAC 7.75% Due 1/15/94           13,746,737      13,746,737
           GAC 8.75% Due 3/15/94           46,486,696      46,486,696
           GAC 3.60% Due 7/15/94           17,275,652      17,275,652
           GAC 5.60% Due 7/15/97           27,212,677      27,212,677

  N/A        Ohio National Life Insurance
           GAC 9.59% Due 3/15/94            1,580,115       1,580,115

  N/A        John Hancock Mutual Life Insurance
           GAC 6.09% Due 9/15/95           20,340,042      20,340,042
           GAC 4.63% Due 9/15/96           13,172,001      13,172,001
           GAC 6.94% Due 7/15/97           22,046,676      22,046,676
           GAC 6.0% Due 7/15/97            13,740,446      13,740,446


  N/A        Prudential Insurance
           GIC 8.44% Due 7/15/94           15,523,131      15,523,131
           GIC 5.50% Due 9/15/96           26,788,054      26,788,054

2,805,898    Fidelity Balanced Fund        37,299,603      37,570,982

1,408,028    Fidelity U.S. Equity
           Portfolio                       23,297,637      24,316,654

  N/A        Loans to Plan Participants
           Rates ranging from 7.25%
           to 11.5%.  Due through
           2014.                           22,667,682      22,667,682

The accompanying notes to financial statements are an integral part of this schedule.

                            American Home Products Corporation Savings Plan
                            Item 27d - Schedule of Reportable Transactions
                                          Combined Funds (A)
                             Employer Identification Number - 13-252-6821
                                           Plan Number - 045

                                                                    Market
                           Purchase      Selling       Cost of      Value of      Net Gain
  Description                Price         Price        Asset         Asset       or Loss

American Home Products Corp.$ 32,803,512  $    -     $ 32,803,512  $ 32,803,512   $   -
 Common Stock                  -          28,672,849   25,484,062    28,672,849   3,188,787

John Hancock Mutual
 Life Insurance
 2 Purchases
 GAC 6.09% Due 9/15/95        13,000,000        -      13,000,000    13,000,000      -
 GAC 4.63% Due 9/15/96        13,000,000        -      13,000,000    13,000,000      -
 21 Sales
 GAC 6.09% Due 9/15/95          -         15,318,872   15,318,872    15,318,872      -

Fidelity U.S. Government
 Reserve Pool
 186 Purchases               144,973,208        -      144,973,208   144,973,208     -
 236 Sales                      -        143,214,822   143,214,822   143,214,822     -

Fidelity Balanced Fund        33,912,302        -       33,912,302    33,912,302     -
                                -          6,021,432     5,876,455     6,021,432    144,977
Metropolitan Life Insurance
 11 Purchases
 GAC 4.36% Due 9/15/96         5,000,000        -        5,000,000     5,000,000     -
 GAC 3.71% Due 1/15/95        23,500,000        -       23,500,000    23,500,000     -
 21 Sales
 GAC 9.00% Due 1/15/93          -          13,370,123   13,370,123    13,370,123     -
 GAC 7.95% Due 7/15/95          -          15,209,275   15,209,275    15,209,275     -
 GAC 7.56% Due 1/15/95          -          12,572,679   12,572,679    12,572,679     -
 GAC 3.71% Due 1/15/95          -           3,610,448    3,610,448     3,610,448     -

Prudential Insurance
 1 Purchase
 GIC 5.50% Due 9/15/96         1,842,921        -        1,842,921     1,842,921     -
 21 Sales
 GIC 8.44% Due 7/15/94          -          20,456,571   20,456,571    20,456,571     -

New York Life Insurance
 14 Purchases
 GAC 3.60% Due 7/15/94        17,000,000       -         17,000,000    17,000,000    -
 GAC 5.60% Due 7/15/97        27,200,000       -         27,200,000    27,200,000    -
 22 Sales
 GAC 7.75% Due 1/15/94          -           2,257,239     2,257,239     2,257,239    -
 GAC 8.75% Due 3/15/94          -           7,594,652     7,594,652     7,594,652    -
 GAC 5.60% Due 7/15/97          -           1,200,000     1,200,000     1,200,000    -

Fidelity Equity Portfolio     17,969,471       -         17,969,471    17,969,471    -
                                 -          4,484,573     4,336,285     4,484,573  148,288

(A)  Reportable transactions include transactions in excess of 5% of total Plan assets as of the beginning of the Plan year.

 The accompanying notes to financial statements are an integral part of this schedule.

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statement No. 33-45324 and Form S-8 Registration Statements No. 2-96127, 33-14458, 33-45970, 33-50149, 33-24068,
33-41434 and 33-55456.



                               ARTHUR ANDERSEN & CO.
New York, New York
June 27, 1994